UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2007
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

UTSTARCOM, INC.
Full Name of Registrant

N/A
Former Name if Applicable

1275 Harbor Bay Parkway
Address of Principal Executive Office (Street and Number)

Alameda, CA 94502
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

PLEASE SEE ATTACHED SHEET FOR RESPONSE TO PART III

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Francis P. Barton	510	864-8800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).   Yes ☐     No ☒

The Company has not filed its Form 10-Q Quarterly Report for the fiscal quarter ended September 30, 2006 or its Form 10-K Annual Report for the fiscal year ended December 31, 2006.  Completion of these Reports are subject to the Company’s review of its historical equity award grant practices under the direction of the Nominating and Corporate Governance Committee of the Board of Directors. See Part III of this Form 12b-25 for additional information.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes☐     No ☐*

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*  Because of the on-going voluntary review regarding the Company’s historical equity award grant practice and other potentially related issues discussed in Part III above, the Company has not checked either box in Part IV, Subsection 3, as it is not possible at this time for the Company to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the quarterly report on Form 10-Q for the quarter ended March 31, 2007.

UTSTARCOM, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2007	By	/s/ Francis P. Barton

RESPONSE TO PART III

UTStarcom, Inc., a Delaware corporation (the “Company”), is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007 (the “1st Quarter Form 10-Q”) by the prescribed due date due to circumstances described below.  The Company seeks relief pursuant to Rule 12b-25(b) with respect to the 1st Quarter Form 10-Q.

As disclosed in the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2006, February 2, 2007, and March 2, 2007, the Company has commenced a voluntary review of its historical equity award grant practices under the direction of the Nominating and Corporate Governance Committee of the Board of Directors of the Company (the “Governance Committee”) and with the assistance of independent legal counsel and forensic accountants.  The review by the Governance Committee is substantially complete, but the Company needs additional time in order to (i) determine the financial statement effects of the aforementioned voluntary review of its historical equity award grant practices under the direction of the Governance Committee, (ii) make necessary adjustments to its financial statements and disclosures pursuant to guidance issued in January 2007 by the staff of the SEC concerning “Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants” and (iii) assess any impact of the review on the effectiveness of the Company’s internal control over financial reporting and Management’s annual report on internal control over financial reporting.

As a result of this ongoing review, the possible impact of which is more fully described below, the Company is unable to file the 1st Quarter Form 10-Q by the required filing date and does not currently anticipate that it will be filed on or before the fifth calendar day following the prescribed due date according to Rule 12b-25.

Impact on Financial Statements and Internal Control over Financial Reporting

As previously announced on February 1, 2007, the Governance Committee review found that in certain instances all actions that establish a measurement date under the requirements of Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, had not occurred at the grant date, which had been used as the measurement date in accounting for Company stock option grants.  A later date, when all such actions had taken place, should have been used as the measurement date for these stock options.  The Audit Committee of the Board of Directors of the Company (the “Audit Committee”) then determined, in consultation with and upon the recommendation of the Company’s management, that the effect of using incorrect measurement dates would require the Company to record material additional stock-based compensation charges in its previously issued financial statements. The Company therefore previously announced, based on preliminary information, its previously issued financial statements for the years 2000 through 2006, including interim periods within these fiscal years, should no longer be relied upon.  The Company previously announced that the restatement may involve additional non-cash compensation and related charges of approximately $50 million. After further investigation and review of the Company’s practices, the Company now believes the estimated non-cash compensation and related charges will amount to approximately $35 million, as compared to the initial estimate of $50 million.

This information is preliminary and is subject to changes that might result from completion of the Governance Committee’s investigation, management’s review of the findings of the Governance Committee, and audit by the Company’s independent registered public accounting firm, but it provides management’s best estimates based on available information.

Impact on Listing of Company’s Securities

Management expects that Nasdaq will soon notify the Company that the delay in the filing of the 1st Quarter Form 10-Q constitutes another basis for potential delisting.  As previously disclosed, the Nasdaq staff determined that the Company’s securities are subject to delisting based on the Company’s inability to make timely periodic filings of certain prior financial statements and other information with the SEC during the Company’s voluntary review of its historical equity award, pricing and accounting practices.  The Company appealed these Nasdaq staff determinations and was granted a conditional extension to file its delinquent filings.  The Company has since requested an additional extension to file its delinquent filings and appealed the matter to the Nasdaq Listing and Hearing Review Council.  The Company expects that, pending a decision on the Company’s request, the securities of the Company will remain listed on the NASDAQ Stock Market.  There is no guarantee that the Nasdaq Listing and Hearing Review Council will grant the Company’s request.

Forward-Looking Statements

Information in this Form 12b-25 regarding the status and determinations resulting from the Governance Committee’s independent review, the Audit Committee’s assessment of the results of that review, Company management’s estimate of the total amount of additional non-cash stock-based compensation charges that may be recognized, the Company’s present expectations concerning the timing of filing the 1st Quarter Form 10-Q with the SEC, and expectations regarding the continued listing of the Company’s securities on the NASDAQ Stock Market, as well as other expectations and beliefs, are forward-looking statements that involve risks and uncertainties.  All forward-looking statements included in this Form 12b-25 are based upon information available to the Company as of the date of this Form 12b-25, which may change, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations.  Factors that could cause or contribute to such differences include the final conclusions of the Governance Committee (and the timing of such conclusions) concerning matters relating to stock option grants and other risks detailed from time to time in the Company’s SEC reports and filings, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

The Company’s investigation regarding timing of past stock option grants and other potentially related issues is ongoing, and the determinations of the Governance Committee, the Audit Committee and the Company’s management discussed in this Form 12b-25 are preliminary.  In addition, the investigation and possible conclusions have had and may in the future have an impact on the amount and timing of previously awarded stock-based compensation expense and other related additional charges to be recorded for previously awarded equity grants; our ability to file required reports with the SEC on a timely basis; our ability to meet the requirements of the NASDAQ Stock Market for continued listing of our shares; potential claims and proceedings relating to such matters, including shareholder or employee litigation and action by the SEC and/or other governmental agencies; and negative tax or other implications for the Company resulting from any accounting adjustments or other factors.